Q3 2011 Interim Management Statement

Lloyds Banking Group plc

6-K

(21 November 2011)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

21 NOVEMBER 2011

LLOYDS BANKING GROUP plc

(Translation of registrant's name into English)

25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule12g3-2(b): 82- ________

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-167844; 333-167844-01) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXPLANATORY NOTE

This report on Form 6-K contains a trading update for Lloyds Banking Group plc, which includes the unaudited consolidated interim results for the nine months ended 30 September 2011, and is being incorporated by reference into the Registration Statement with File Nos. 333-167844 and 333-167844-01.

LLOYDS BANKING GROUP PLC

BASIS OF PRESENTATION
This report covers the results of Lloyds Banking Group plc (the Company) together with its subsidiaries (the Group) for the nine months ended 30 September 2011.  The Group’s results for the nine months ended 30 September 2011 included in this document, which is incorporated by reference into the Company’s Form F-3 shelf registration statement, do not include amounts already recognised in the Group’s income statement for the year ended 31 December 2010 included in the Group’s Annual Report on Form 20-F for the year ended 31 December 2010.  As discussed in greater detail in note 59 on page F-124 of the audited consolidated financial statements included in the Group’s Annual Report on Form 20-F for the year ended 31 December 2010, the Group made a provision of £3,200 million in connection with the sale of payment protection insurance following a UK High Court judgment handed down on 20 April 2011, subsequent discussions with the FSA and analyses prepared by the Group.

Statutory (IFRS) basis
Statutory results are set out on pages 4 and 5 and discussed on pages 6 to 8.  However, a number of factors have had a significant effect on the comparability of the Group’s financial position and results (these are detailed under Combined businesses basis below).

Combined businesses basis
In order to provide more meaningful and relevant comparatives, the results of the Group are presented on a 'combined businesses' basis.  The key principles adopted in the preparation of the combined businesses basis of reporting are described below.

•
In order to reflect the impact of the acquisition of HBOS, the amortisation of purchased intangible assets has been excluded; and the unwind of acquisition-related fair value adjustments is shown on one line in the combined businesses income statement.

•	In order to better present the business performance the following items, not related to acquisition accounting, have also been excluded:
	– integration, simplification and EU mandated retail business disposal costs; – volatility arising in insurance businesses; – insurance gross-up;	– provision in relation to German insurance business litigation; and – curtailment gains and losses in respect of the Group’s defined benefit pension schemes.

Unless otherwise stated income statement commentaries throughout this document compare the nine months to 30 September 2011 to the nine months to 30 September 2010, and the balance sheet analysis compares the Group balance sheet as at 30 September 2011 to the Group balance sheet as at 31 December 2010.

LLOYDS BANKING GROUP PLC

FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds Banking Group, its current goals and expectations relating to its future financial condition and performance.  Statements that are not historical facts, including statements about the Group or the Group’s management’s beliefs and expectations, are forward looking statements.  By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.  The Group’s actual future business, strategy, plans and/or results may differ materially from those expressed or implied in these forward looking statements as a result of a variety of risks, uncertainties and other factors, including, without limitation, UK domestic and global economic and business conditions; the ability to derive cost savings and other benefits, as well as the ability to integrate successfully the acquisition of HBOS; the ability to access sufficient funding to meet the Group’s liquidity needs; changes to the Group’s credit ratings; risks concerning borrower or counterparty credit quality; instability in the global financial markets; changing demographic and market related trends; changes in customer preferences; changes to regulation, accounting standards or taxation, including changes to regulatory capital or liquidity requirements; the policies and actions of governmental or regulatory authorities in the UK, the European Union, or jurisdictions outside the UK, including other European countries and the US; the ability to attract and retain senior management and other employees; requirements or limitations imposed on the Group as a result of HM Treasury’s investment in the Group; the ability to complete satisfactorily the disposal of certain assets as part of the Group’s EU state aid obligations; the extent of any future impairment charges or write-downs caused by depressed asset valuations; exposure to regulatory scrutiny, legal proceedings or complaints, actions of competitors and other factors.  Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of such factors together with examples of forward looking statements.  The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

LLOYDS BANKING GROUP PLC

NINE MONTHS ENDED 30 SEPTEMBER 2011: KEY HIGHLIGHTS

FURTHER PROGRESS IN REDUCING THE GROUP’S RISK

•	Customer relationship deposits (excluding repos) have increased 4 per cent since the end of 2010.

•	Improved loan to deposit ratio of 140 per cent (31 December 2010: 154 per cent).

•
Strong progress against term funding objectives with £30.6 billion of wholesale term issuance as at the end of September 2011, including £5.4 billion in the third quarter of 2011 despite challenging market conditions.  In October an additional £3 billion of term funding was issued and as a result the Group’s 2011 term funding programme is now complete.

•	Total wholesale funding now £281.9 billion, down 5 per cent on 30 June 2011.

•	Maturity profile of wholesale funding maintained, with 50 per cent having a maturity date greater than one year.

•	Robust core tier 1 capital ratio of 10.3 per cent, improved since 30 June 2011 and 31 December 2010.

TRADING PERFORMANCE – STATUTORY

•	Statutory loss before tax of £658 million (first nine months of 2010: profit of £1,967 million).

TRADING PERFORMANCE – COMBINED BUSINESSES

•	Combined businesses profit before tax of £1,748 million for the first nine months of the year.

•
Total income (before volatility effects, the impact of liability management exercises and net losses on asset sales) decreased by 9 per cent, reflecting subdued lending demand, continued customer deleveraging and a lower banking net interest margin.

•
Banking net interest margin down slightly at 2.10 per cent year-to-date (first half of 2011: 2.12 per cent; first nine months of 2010: 2.20 per cent) with increased funding costs partially offset by the benefit of asset repricing and funding mix.

•
Operating expenses down 3 per cent.  Further gains from integration and lower operating lease depreciation were partly offset by increased employers’ National Insurance contributions, inflation and other costs.

•	The integration programme is nearing completion and the Group’s focus is now on implementing the strategic review initiatives, including simplification.

•
Significant reduction in impairment charge to £7,378 million for the first nine months of 2011 (first nine months of 2010: £9,426 million) with improvements seen across all divisions, particularly Wholesale; representing 1.61 per cent of average advances (nine months to 30 September 2010: 1.92 per cent).

CAPITAL AND BALANCE SHEET
	As at 30 Sept 2011	As at 31 Dec 2010

Loans and advances to customers excl reverse repos 1	£557.4bn	£589.5bn
Customer deposits excl repos 2	£396.8bn	£382.5bn
Loan to deposit ratio 1,2	140%	154%
Risk-weighted assets	£371.6bn	£406.4bn
Wholesale funding	£281.9bn	£298.0bn
Wholesale funding >1 year maturity	50%	50%
Core tier 1 capital ratio	10.3%	9.6%
Net tangible assets per share	58.3p	55.8p

1	Excludes reverse repos of £20.5 billion (31 December 2010: £3.1 billion).
2	Excludes repos of £7.8 billion (31 December 2010: £11.1 billion).

LLOYDS BANKING GROUP PLC

STATUTORY (IFRS) CONSOLIDATED INCOME STATEMENT (UNAUDITED)

	Nine months ended 30 Sept 2011	Nine months ended 30 Sept 2010
	£ million	£ million

Interest and similar income	20,308	21,699
Interest and similar expense	(10,375)	(12,303)
Net interest income	9,933	9,396
Fee and commission income	3,292	3,381
Fee and commission expense	(1,116)	(1,282)
Net fee and commission income	2,176	2,099
Net trading income	(5,732)	9,725
Insurance premium income	6,187	6,166
Other operating income	1,703	3,161
Other income	4,334	21,151
Total income	14,267	30,547
Insurance claims	843	(11,616)
Total income, net of insurance claims	15,110	18,931
Operating expenses	(9,772)	(9,131)
Trading surplus	5,338	9,800
Impairment	(6,017)	(7,734)
Share of results of joint ventures and associates	21	(99)
(Loss) profit before tax	(658)	1,967
Taxation	215	(367)
(Loss) profit for the period	(443)	1,600

Profit attributable to non-controlling interests	45	77
(Loss) profit attributable to equity shareholders	(488)	1,523
(Loss) profit for the period	(443)	1,600

Basic earnings per share	(0.7)p	2.3p
Diluted earnings per share	(0.7)p	2.3p

LLOYDS BANKING GROUP PLC

SUMMARY STATUTORY (IFRS) CONSOLIDATED BALANCE SHEET (UNAUDITED)

	As at 30 Sept 2011	As at 31 Dec 2010	As at 30 June 2011
	£ million	£ million	£ million

Assets
Cash and balances at central banks	57,578	38,115	55,240
Trading and other financial assets at fair value through profit or loss	143,886	156,191	155,181
Derivative financial instruments	66,272	50,777	45,256
Loans and receivables:
Loans and advances to customers	577,864	592,597	587,843
Loans and advances to banks	29,933	30,272	28,170
Debt securities	14,211	25,735	15,521
	622,008	648,604	631,534
Available-for-sale financial assets	36,317	42,955	32,793
Held-to-maturity investments	8,049	7,905	7,842
Other assets	49,971	47,891	51,105
Total assets	984,081	992,438	978,951

Liabilities
Deposits from banks	36,121	50,363	31,294
Customer deposits	404,604	393,633	399,919
Trading and other financial liabilities at fair value through profit or loss	28,629	26,762	27,290
Derivative financial instruments	55,603	42,158	36,049
Debt securities in issue	213,957	228,866	231,194
Liabilities arising from insurance and investment contracts	124,022	132,092	133,097
Subordinated liabilities	36,452	36,232	35,585
Other liabilities	38,368	37,766	38,977
Total liabilities	937,756	947,872	933,405

Total equity	46,325	44,566	45,546

LLOYDS BANKING GROUP PLC

STATUTORY (IFRS) PERFORMANCE (UNAUDITED)

The Group recorded a loss before tax of £658 million for the nine months to 30 September 2011 compared to a profit before tax of £1,967 million for the nine months to 30 September 2010, largely due to the non-repetition of the pension curtailment gain of £1,019 million recorded in the nine months to 30 September 2010 and adverse market volatility.

Total income net of insurance claims decreased by £3,821 million to £15,110 million for the nine months to 30 September 2011 from £18,931 million in the nine months to 30 September 2010.

Net interest income increased by £537 million to £9,933 million in the nine months to 30 September 2011 compared to £9,396 million in the same period in 2010.  Net interest margins within the banking operations fell, reflecting increased wholesale funding costs, including the effect of refinancing a significant amount of government and central bank facilities, and strong deposit growth in an increasingly competitive market; however this impact was more than offset by the benefit of an income statement credit relating to the amounts allocated to unit holders in those Open-Ended Investment Companies included in the consolidated results of the Group (although, since these are policyholder items, there is no impact on profit attributable to shareholders).

Other income decreased by £16,817 million to £4,334 million in the nine months to 30 September 2011, compared to £21,151 million in the same period in 2010, largely due to a £15,457 million reduction in net trading income, which was driven by the impact of market conditions on the policyholder assets within the Group’s insurance businesses, relative to the nine months to 30 September 2010.  These market movements are largely offset in the Group’s income statement by a £12,459 million reduction in the insurance claims expense, to a credit of £843 million in the nine months to 30 September 2011 compared to an expense of £11,616 million in the nine months to 30 September 2010, and the credit within net interest income in respect of amounts allocated to unit holders in Open-Ended Investment Companies.  Net trading income within the Group’s banking operations was also reduced as a result of unfavourable market conditions, including a charge of £410 million (nine months to 30 September 2010: £1 million) for the net of debit and credit valuation adjustments reflecting movements in credit risk on derivative balances, although there was a benefit from mark-to-market gains of £254 million arising from the equity conversion feature of the Group’s Enhanced Capital Notes, compared to losses of £309 million in the nine months to 30 September 2010.  There were modest increases in net fee and commission income and in insurance premium income, however other operating income was £1,458 million lower at £1,703 million in the nine months to 30 September 2011 compared to £3,161 million in the nine months to 30 September 2010; this reflects the absence of gains on capital transactions in 2011 (gains of £423 million were recorded in the nine months to 30 September 2010), lower levels of operating lease income as the Group reduces its portfolio, and a decrease in the income arising from the movement in the value of in-force insurance business.

Total operating expenses increased by £641 million to £9,772 million in the nine months to 30 September 2011 compared to £9,131 million in the nine months to 30 September 2010; this increase reflected the non-repetition of the pension curtailment gain of £1,019 million recorded in the nine months to 30 September 2010.  Excluding the pension curtailment gain, operating expenses decreased by £378 million to £9,772 million in the nine months to 30 September 2011 compared to £10,150 million in the nine months to 30 September 2010, reflecting continuing cost synergies arising from the combination of the Lloyds TSB and HBOS businesses, lower levels of operating lease depreciation as the Group reduces its portfolio and a reduction of £137 million in the charge for impairment of tangible fixed assets; partly offset by a charge of £175 million for a provision in relation to German insurance business litigation (see page 15).

LLOYDS BANKING GROUP PLC

STATUTORY (IFRS) PERFORMANCE (UNAUDITED) (continued)

Impairment losses decreased by £1,717 million to £6,017 million in the nine months to 30 September 2011 compared to £7,734 million in the nine months to 30 September 2010.  Within Retail, the secured impairment charge increased as it continued to be impacted by downward house price movements; however this was more than offset by a reduction in the unsecured impairment charge reflecting continued improving business quality and portfolio trends, with a focus on lending to existing customers.  The Wholesale impairment charge fell as a result of lower impairment from the corporate real estate and real estate-related asset portfolios, continued strong risk management and the low interest rate environment helping to maintain defaults at a lower level; partly offset by subdued UK economic conditions.  In Wealth and International, there was an increase in charges against the Irish portfolio; during the first nine months of 2011 a further £2.9 billion of the Irish loan portfolio became impaired, resulting in 67 per cent of the total Irish portfolio now being impaired.  In Australasia, although economic performance has been robust overall, the Group’s portfolio has significant geographical and sector concentrations which are being closely monitored.

The tax credit for the nine months to 30 September 2011 was £215 million.  This reflects a higher effective tax rate than the UK statutory rate primarily due to the recognition of deferred tax on losses previously unrecognised and a policyholder tax credit, partly offset by the effect on deferred tax of the reduction in the UK corporation tax rate to 26 per cent with effect from 1 April 2011 and to 25 per cent with effect from 1 April 2012.

On the balance sheet, total assets were £8,357 million, or 1 per cent, lower at £984,081 million at 30 September 2011, compared to £992,438 million at 31 December 2010, reflecting the continuing disposal of assets which are outside of the Group’s appetite, customer deleveraging and de-risking and subdued demand in lending markets.  Loans and advances to customers decreased by £14,733 million, or 2 per cent, from £592,597 million at 31 December 2010 to £577,864 million at 30 September 2011; debt securities held as loans and receivables decreased by £11,524 million, or 45 per cent, from £25,735 million at 31 December 2010 to £14,211 million at 30 September 2011.  However, cash and balances at central banks were £19,463 million higher at £57,578 million at 30 September 2011 compared to £38,115 million at 31 December 2010, as the Group has taken advantage of favourable opportunities for the placement of funds, and derivative balances were £15,495 million higher at £66,272 million at 30 September 2011 compared to £50,777 million at 31 December 2010 reflecting market movements.

The Group made progress against its funding objectives in the first nine months of 2011 and further enhanced its general funding and liquidity position which is supported by a robust and stable customer deposit base.  Customer deposits excluding repos increased by 4 per cent, reflecting growth in relationship deposits in Retail and in Wealth and International.

By the end of the third quarter of 2011, the loan to deposit ratio, excluding repos and reverse repos, had improved to 140 per cent.  Term issuance in the first nine months of 2011 has also allowed the Group to reduce its short-term wholesale funding and maintain its maturity profile of wholesale funding with 50 per cent of wholesale funding having a maturity date greater than one year at 30 September 2011.

Though funding markets remain challenging the Group made progress in the third quarter of 2011 on its term funding issuance plans with £5.4 billion of wholesale term issuance, having achieved over £25 billion of term issuance in the first half of the year.  The Group previously announced that it expected to issue new funding of between £5 billion and £10 billion over the second half of this year across all public and private issuance programmes.  With a further £3 billion of term funding having been completed during October, the 2011 term funding programme is complete.  The Group will continue to be selective as to which products and markets it participates in during the remainder of 2011 and any further funding will be classified as pre-funding for 2012.

LLOYDS BANKING GROUP PLC

STATUTORY (IFRS) PERFORMANCE (UNAUDITED) (continued)

The Group has made progress in reducing its liquidity support from governmental and central bank sources, achieving a reduction of £60 billion in the first nine months of this year and leaving £36.8 billion outstanding at the end of September.  The Group expects to repay the remaining facilities in line with their contractual maturity dates, £13 billion in the final quarter of 2011, £19 billion in the first half of 2012 and £5 billion in the second half of 2012.  The Group also continues to maintain a liquidity position which is in excess of current regulatory requirements (the ILG regulatory minimum).  The Group’s primary liquidity portfolio at 30 June 2011 was £101 billion and at the end of September this had reduced slightly to £97 billion, which is in line with the level at December 2010.  This represents approximately 120 per cent of the Group’s money market funding positions at the end of September 2011 and is approximately 70 per cent of all wholesale funding with a maturity of less than a year, and thus provides a buffer in the event of continued market dislocation.  In addition to this primary liquidity, the Group continues to hold more than £123 billion of secondary liquidity.

Since 31 January 2010, the Group has been prohibited under the terms of an agreement with the European Commission from paying discretionary coupons and dividends on hybrid capital securities issued by the Company and certain of its subsidiaries.  This prohibition ends on 31 January 2012.  The Group intends to be in a position to recommence payment of coupons and dividends on these hybrid capital securities after this date.  Future coupons and dividends on these hybrid capital securities will, however, be paid subject to, and in accordance with, the terms of those securities.

On 7 October 2011, the long-term ratings of Lloyds TSB Bank plc, the Company, HBOS plc and Bank of Scotland plc, together with a number of other UK financial institutions, were downgraded by a leading rating agency, and on 13 October 2011, the short and long-term ratings of Lloyds TSB Bank plc, the Company, HBOS plc and Bank of Scotland plc, together with a number of other UK financial institutions, were downgraded by another of the leading rating agencies. These downgrades resulted from the rating agencies’ review of systemic support assumptions incorporated into bank ratings and a reduction of implied UK Government support for the banking sector.  On 11 October 2011, and 13 October 2011, respectively, these rating agencies also downgraded the ratings of the Group’s insurance subsidiaries. For more detail on credit ratings risks see “2010 20-F Risk Factors – Financial Soundness Related Risks.” In particular, see “– The Group’s borrowing costs and access to the capital markets is dependent on a number of factors, and increased costs or reduction in access could materially adversely affect the Group’s results of operations, financial condition and prospects.”

Shareholders’ equity increased by £1,960 million, from £43,725 million at 31 December 2010 to £45,685 million at 30 September 2011, as the loss for the period was more than offset by gains in respect of available-for-sale financial assets and cash flow hedges.

At 30 September 2011, the Group’s capital ratios had increased with a total capital ratio of 15.3 per cent (compared to 14.5 per cent at 31 December 2010), a tier 1 ratio of 11.9 per cent (compared to 11.0 per cent at 31 December 2010) and a core tier 1 ratio of 10.3 per cent (compared to 9.6 per cent at 31 December 2010).  A reduction in the capital base has been more than offset by the benefit of a £34,804 million, or 9 per cent, reduction in risk-weighted assets from £406,372 million at 31 December 2010 to £371,568 million at 30 September 2011.

Risk-weighted assets reduced 9 per cent to £371,568 million in the first nine months of 2011, driven by the run-down of assets outside of the Group’s risk appetite and weak demand for new lending, with new lending being of better quality than existing portfolios.  The new Capital Requirements Directive (CRD) 2 and 3 rule changes will have an impact at the end of the year but are likely to be broadly offset by further risk-weighted asset reductions.  The Group therefore expects the year end risk-weighted asset position to be broadly in line with the position as at the end of September.

LLOYDS BANKING GROUP PLC

STATUTORY (IFRS) AND OTHER INFORMATION

Exposures to selected Eurozone countries
The following section summarises the Group's direct exposure to certain European countries which have been identified on the basis of their higher bond yields compared to the rest of the Eurozone and the UK – Belgium, Greece, Ireland, Italy, Portugal and Spain.  In addition, the Group has disclosed direct sovereign exposures to all European countries.  The exposures are shown at their balance sheet carrying values, unless otherwise indicated.

The Group manages its exposures to individual countries through authorised country limits which take into account economic, financial, political and social factors.  In addition, the Group manages its indirect risks to the selected countries by establishing and monitoring risk limits for individual banks and financial institutions outside of these countries where they have direct exposures to the selected countries.  The profiles of these banks and financial institutions are monitored on a regular basis and exposures managed accordingly.

Sovereign exposures to European countries
The Group’s sovereign exposures are primarily to the UK government but the following table includes all direct sovereign exposures to other European countries:

Direct sovereign	As at 30 Sept 2011	As at 30 June 2011
	£m	£m

Exposures to selected Eurozone countries:
Belgium	87	80
Greece	–	–
Ireland	–	–
Italy	52	35
Portugal	–	–
Spain	40	41
	179	156
Exposures with other European countries:
France	518	990
Germany	1,915	2,057
Luxembourg	470	498
Netherlands	12	12
Switzerland	103	60
Other	7	6
Total	3,204	3,779

The Group continues to have minimal exposure, in aggregate, which could be considered to be direct recourse to the sovereign risk of Belgium, Greece, Ireland, Italy, Portugal and Spain.  Since 2009, the Group has proactively managed and reduced limits and exposures to these countries.  The direct sovereign exposures above primarily relate to holdings in government bonds and exclude balances held with central banks in these countries.

In addition to the exposures outlined above the Group maintains deposit balances with a number of European Central banks for regulatory and liquidity management purposes.  As at 30 September 2011 these balances were: Netherlands £19,876 million; Switzerland £383 million; Germany £186 million; Spain £31 million; France £6 million; Belgium £5 million; and Luxembourg £3 million.  As at 30 June 2011 these balances were: Netherlands £6,969 million; Switzerland £692 million; Germany £152 million; Spain £26 million; Belgium £7 million; and Luxembourg £3 million.

LLOYDS BANKING GROUP PLC

Banking groups and asset-backed securities
The Group's exposures to banking groups and asset-backed securities are analysed in the following section:

As at 30 September 2011	Banking groups	Asset-backed securities	Total
	£m	£m	£m

Belgium	309	–	309
Greece	–	61	61
Ireland	346	329	675
Italy	1,226	44	1,270
Portugal	185	369	554
Spain	2,063	408	2,471
Total	4,129	1,211	5,340

As at 30 June 2011

Belgium	318	–	318
Greece	–	70	70
Ireland	366	373	739
Italy	1,780	48	1,828
Portugal	241	424	665
Spain	2,136	450	2,586
	4,841	1,365	6,206

Just over half of the overall positions of £5.3 billion relate to structures where there are underlying assets securing the obligations (asset-backed securities or covered bonds); the balance is generally floating rate notes or short-term unsecured money market exposures or general banking facilities.

LLOYDS BANKING GROUP PLC

Banking groups
Exposures are to banking groups headquartered in these countries and their major subsidiaries and comprise:

As at 30 September 2011	Fixed and floating rate notes	Covered bonds	Money market, short-term and other exposures	Derivatives	Total
	£m	£m	£m	£m	£m

Belgium	230	–	74	5	309
Greece	–	–	–	–	–
Ireland	–	139	194	13	346
Italy	195	–	982	49	1,226
Portugal	–	131	54	–	185
Spain	157	1,527	365	14	2,063
Total	582	1,797	1,669	81	4,129

As at 30 June 2011

Belgium	242	–	77	(1)	318
Greece	–	–	–	–	–
Ireland	–	145	220	1	366
Italy	216	–	1,542	22	1,780
Portugal	–	150	90	1	241
Spain	163	1,584	370	19	2,136
Total	621	1,879	2,299	42	4,841

The fixed and floating rate notes (FRNs), which continue to be rated A or better, are all classified as available-for-sale financial assets and have an overall weighted maturity of less than 2 years.  They are shown at fair value with a charge of £11 million having been taken to available-for-sale reserves; no impairments have been recognised.  There were significant reductions in FRN positions during 2011 from £2,701 million at 31 December 2010 to £582 million at 30 September 2011.  These reductions are a result of asset sales and maturities.

The covered bonds are ultimately secured on a pool of mortgage assets in the countries concerned with 68 per cent rated A- or better.  The bonds benefit from over-collateralisation and are all classified as available-for-sale financial assets, with an overall weighted maturity of approximately five years.  The covered bonds are shown at fair value with a charge of £329 million having been taken to available-for-sale reserves; no impairments have been recognised.

Money market, short-term and other exposures are to major banks in the countries concerned.  They are predominantly short-term and include money market and net repo exposures, and drawn, undrawn and contingent amounts for ‘other exposures’, which are mainly general banking facilities.  No impairments are held against these exposures.  In addition there are unutilised money market lines and repo facilities of approximately £2.1 billion predominantly in respect of Spanish and Italian banks.  Bank limits have been closely monitored with amounts and tenors reduced where appropriate.  Of these exposures, approximately 85 per cent of the balance is to institutions rated at least A-.

Derivatives are shown at fair value, adjusted where master netting agreements exist and net of collateral of £164 million.  There are no credit default swap positions in place where the counterparty bank is domiciled in one of the selected Eurozone countries.  There are credit default swap positions referenced to banking groups domiciled in Spain (net short of £21 million).

LLOYDS BANKING GROUP PLC

Asset-backed securities
The asset-backed securities holdings of £1,211 million are analysed by country on page 10; in the table below these are analysed between those which are included in loans and receivables and those which are included in available-for-sale financial assets.  In the majority of cases the underlying assets are residential mortgages.

As at 30 September 2011	Loans and receivables		Available- for-sale financial assets		Weighted average maturity
	Current carrying value	Fair value	Current carrying value	Total carrying value	Years
	£m	£m	£m	£m

Belgium	–	–	–	–	–
Greece	34	19	27	61	5
Ireland	162	108	167	329	8
Italy	30	32	14	44	2
Portugal	217	148	152	369	9
Spain	225	179	183	408	8
Total	668	486	543	1,211	8

As at 30 June 2011

Belgium	–	–	–	–	–
Greece	36	23	34	70	6
Ireland	170	135	203	373	8
Italy	33	36	15	48	2
Portugal	232	194	192	424	9
Spain	246	208	204	450	8
Total	717	596	648	1,365	8

The loans and receivables are held at amortised cost, net of £4 million of impairment allowances.  The available-for-sale financial assets are shown at fair value with a charge of £251 million having been taken to available-for-sale reserves.  Significant reductions were achieved during 2011 with the overall portfolio of asset-backed securities relevant to the selected countries reducing from £2,677 million at 31 December 2010 to £1,211 million at 30 September 2011, predominantly through asset sales.

LLOYDS BANKING GROUP PLC

Financial assets held for trading and assets held by insurance businesses
The Group's exposures to Belgium, Greece, Ireland, Italy, Portugal and Spain classified as financial assets held for trading and assets held by insurance businesses are as follows:

As at 30 September 2011	Financial assets held for trading	Assets held by insurance businesses	Total
	£m	£m	£m

Belgium	1	270	271
Greece	–	–	–
Ireland	1	81	82
Italy	295	99	394
Portugal	16	–	16
Spain	106	81	187
Total	419	531	950

As at 30 June 2011

Belgium	1	477	478
Greece	–	–	–
Ireland	3	79	82
Italy	221	143	364
Portugal	21	–	21
Spain	149	211	360
Total	395	910	1,305

Financial assets held for trading
These exposures are a direct result of flows within the credit trading market-making business.  The exposure is made up of £94 million of corporates (predominantly utility companies) and £325 million of financial institutions.  These positions are managed on a relative value basis, held at fair value, and marked-to-market with movements being taken through the income statement on a daily basis.

Assets held by insurance businesses
Within the Group’s insurance businesses, related exposures of £531 million are held outside the with profits and unit linked funds.  Approximately £222 million of these exposures relate to direct investments where the issuer is resident in Belgium, Ireland, Italy or Spain and the credit rating is consistent with the tight credit criteria defined under the appropriate investment mandate.  The remaining exposures relate to interests in two funds administered by Scottish Widows Investment Partnership (the Global Liquidity Fund and the Investment Cash Fund) where, in line with the investment mandates, cash is invested in the money markets.

LLOYDS BANKING GROUP PLC

Corporate and retail exposures
The Group’s corporate and retail exposures to Belgium, Greece, Ireland, Italy, Portugal and Spain are classified as loans and receivables, and exclude undrawn commitments and contingent liabilities:

	Corporate exposures			Retail exposures
As at 30 September 2011	Loans and advances to customers	Impairment provisions	Net exposure	Loans and advances to customers	Impairment provisions	Net exposure
	£m	£m	£m	£m	£m	£m

Belgium	454	3	451	–	–	–
Greece	626	69	557	–	–	–
Ireland	16,738	8,092	8,646	7,425	972	6,453
Italy	68	3	65	–	–	–
Portugal	120	16	104	10	1	9
Spain	1,958	142	1,816	1,723	31	1,692
Total	19,964	8,325	11,639	9,158	1,004	8,154

As at 30 June 2011

Belgium	563	7	556	–	–	–
Greece	773	–	773	–	–	–
Ireland	17,210	7,958	9,252	7,920	886	7,034
Italy	173	1	172	–	–	–
Portugal	146	–	146	10	–	10
Spain	2,050	124	1,926	1,835	30	1,805
Total	20,915	8,090	12,825	9,765	916	8,849

Belgian exposures
Belgian exposures comprise lending to corporates, including a small amount of commercial real estate exposure.

Greek exposures
The exposures in Greece principally relate to shipping loans to Greek shipping companies where the assets are generally secured and the vessels operate in international waters; repayment is mainly dependent on international trade and the industry is less sensitive to the Greek economy.

Irish exposures
The gross exposure in Ireland excludes lending from Ireland to customers domiciled in the UK.

Spanish corporate exposures
The corporate exposure in Spain is mainly local lending (90 per cent of the total Spanish exposures) comprising corporate loans and project finance facilities (78 per cent) and commercial real estate (22 per cent).  The corporate loans and project finance facilities have impaired lending of 3 per cent which is fully provided.  The commercial real estate is 22 per cent impaired, with a coverage ratio of 47 per cent.  The remaining 10 per cent represents loans extended by the Wholesale division to corporate and commercial real estate clients domiciled in Spain, with an impairment provision of £58 million.

Spanish retail exposures
The Spanish retail exposures are predominantly secured residential mortgages, where about half of the borrowers are expatriates.  The average marked-to-market loan-to-value is 62 per cent and impaired loans represent 6 per cent of the total exposures, with a coverage ratio of 31 per cent.

LLOYDS BANKING GROUP PLC

Independent Commission on Banking (ICB)
The ICB published its final report on 12 September 2011 and HM Treasury has committed to responding to the ICB report by the end of this year.  HM Treasury have also committed to consulting on the costs and benefits of the most appropriate way to implement the recommended changes.

The Group is continuing to engage constructively and actively with HM Treasury with regard to all areas of the ICB proposals.

EU mandated retail business disposal (Project Verde)
The Group continues to progress the Verde business disposal and has received a number of approaches for the business.  As previously indicated an Initial Public Offering (IPO) is a potential alternative to a direct sale and, to that end, in September we began formal discussions with the UKLA.  The Group is aiming to identify a preferred option by the year end.

Payment protection insurance (PPI)
The Group’s review of the compliance with applicable sales standards continues to make good progress and the Group continues to believe that the provision charged in 2010 in respect of the anticipated costs of contact and/or redress, including administration expenses, is adequate and that the Group is appropriately provided.

Provision in relation to German insurance business litigation
As previously disclosed, Clerical Medical Investment Group Limited (CMIG) has received a number of claims in the German courts, relating to policies issued by CMIG but sold by independent intermediaries in Germany, principally during the late 1990s and early 2000s.  CMIG has won the majority of decisions to date, although a small number of regional district and appeal courts have found against CMIG on specific grounds.  CMIG’s strategy includes defending claims robustly and appealing against adverse judgments.  The ultimate financial effect, which could be significant, will only be known once all relevant claims have been resolved.  However, consistent with this strategy, and having regard to the costs involved in managing these claims, and the inherent risks of litigation, the Group is recognising a provision of £175 million.  Management believes this represents the most appropriate estimate of the financial impact, based upon a series of assumptions, including the number of claims received, the proportion upheld, and resulting legal and administration costs.

Management of Lloyds Banking Group
On 2 November 2011, the Board of Lloyds Banking Group announced that, following medical advice, António Horta-Osório was taking a temporary leave of absence from his duties as Group Chief Executive of the Group due to illness.  Mr Horta-Osório is expected to return to his position before the end of the year.  On the same date, the Board further announced that Tim Tookey had been appointed interim Group Chief Executive during Mr Horta-Osório’s temporary leave of absence in addition to his role as Group Finance Director.

On 21 November 2011, the Lloyds Banking Group Board announced that it was pleased to note that Mr Horta-Osório was continuing to make good progress in his recovery.  As part of its contingency plans, the Board had agreed that David Roberts, a non-Executive Director since 2010 and Chairman of its Risk Committee, would assume the position of Interim Group Chief Executive in the event that Mr Horta-Osório’s return were to be delayed beyond the end of 2011.

On 21 November 2011, the Group also announced that it had been informed by Nathan Bostock, presently Head of Restructuring and Risk at Royal Bank of Scotland Group plc ('RBS'), that he would be remaining with RBS and would not be taking up the position with the Group as announced on 19 July 2011.  As a result, Truett Tate would continue in his role as Group Executive Director, Wholesale, as has been his responsibility for the last seven years, as well as continuing his role as Vice Chairman, Client Coverage.

LLOYDS BANKING GROUP PLC

COMBINED BUSINESSES CONSOLIDATED INCOME STATEMENT

	Nine months ended 30 Sept 2011	Nine months ended 30 Sept 2010
	£ million	£ million

Net interest income	9,527	10,225
Other income	6,011	8,159
Total income	15,538	18,384
Insurance claims	(285)	(377)
Total income, net of insurance claims	15,253	18,007
Costs:
Operating expenses	(7,909)	(8,141)
Impairment of tangible fixed assets	–	(150)
	(7,909)	(8,291)
Trading surplus	7,344	9,716
Impairment	(7,378)	(9,426)
Share of results of joint ventures and associates	17	(103)
(Loss) profit before tax and fair value unwind	(17)	187
Fair value unwind	1,765	2,301
Profit before tax – combined businesses	1,748	2,488

Reconciliation of combined businesses profit before tax to statutory (IFRS) (loss) profit before tax

Profit before tax – combined businesses	1,748	2,488
Integration, simplification and EU mandated retail business disposal costs	(1,066)	(1,172)
Volatility arising in insurance businesses	(737)	110
Amortisation of purchased intangibles	(428)	(478)
Provision in relation to German insurance business litigation	(175)	–
Pension curtailment gain	–	1,019
(Loss) profit before tax – statutory	(658)	1,967

The basis of preparation of the combined businesses income statement is set out on page 1.

A detailed reconciliation of the combined businesses income statement to the statutory income statement is provided on pages 21 and 22.

LLOYDS BANKING GROUP PLC

COMBINED BUSINESSES BASIS FINANCIAL PERFORMANCE

Income
Total income, net of insurance claims, decreased by 15 per cent to £15,253 million, partly reflecting a number of temporary volatility effects.  In more detail:
•
There was a £563 million improvement in the fair value of the equity conversion feature of the Group’s Enhanced Capital Notes (ECNs); the total gain relating to the ECNs in the first nine months of 2011 was £254 million (nine months ended 30 September 2010:  loss of £309 million).

•
There was an adverse change of £348 million in banking volatility to a charge of £32 million in the first nine months of 2011 (comprising a credit of £110 million to net interest income and a charge of £142 million to other income) compared to a credit of £316 million in the nine months ended 30 September 2010 (which comprised a charge of £199 million to net interest income and a credit of £515 million to other income).

•
There was a £410 million charge in the nine months to 30 September 2011 (against a £1 million charge in the first nine months of 2010) from net credit valuation adjustments (the net of debit and credit valuation adjustments), reflecting the increased credit risk associated with customer derivative balances from corporate and commercial banking relationships.

•
There was also the absence of liability management gains in 2011. These arose on transactions undertaken in the first nine months of 2010 as part of the Group's management of capital which exchanged certain debt securities for ordinary shares or other debt instruments. These transactions resulted in a gain of £423 million in the first nine months of 2010 with no comparable transactions in the first nine months of 2011.

Excluding these effects, total income, net of insurance claims, decreased by 12 per cent reflecting asset reductions undertaken to strengthen the balance sheet, subdued lending demand, continued customer deleveraging, a lower banking net interest margin, primarily driven by higher wholesale funding costs, and lower treasury and trading income.  The asset reductions, which resulted in losses of £654 million, were primarily sales of assets which are outside of the Group’s risk appetite (including losses on treasury assets of £670 million, which were broadly offset by a related accelerated fair value unwind of £649 million, included elsewhere in the income statement).  Excluding the losses on asset sales, income before volatility effects and liability management gains fell 9 per cent.

Group net interest income decreased by £698 million, or 7 per cent, to £9,527 million in the nine months ended 30 September 2011, whilst net interest income before banking volatility (a credit of £110 million in the nine months ended 30 September 2011; a charge of £199 million in the nine months ended 30 September 2010) fell 10 per cent to £9,417 million.  This fall primarily reflects the asset reductions progressed in the period (average interest-earning banking assets fell 6 per cent), along with the reduction in net interest margin, primarily driven by higher wholesale funding costs.

The net interest margin in the Group’s banking businesses was 2.10 per cent, with the decline from 2.20 per cent in the first nine months of 2010 principally reflecting higher weighted-average wholesale funding costs, a competitive deposit market and the effect of refinancing a significant amount of government and central bank facilities, partially offset by an improvement in customer margins and funding mix.

Other operating income decreased by 26 per cent to £6,011 million.  Excluding temporary volatility effects and the absence of liability management gains, other income decreased by 16 per cent to £6,309 million.  This decrease reflected the targeted reduction in assets which are outside of the Group’s risk appetite, including the losses on such asset sales, lower new lending volumes and lower income in the Group’s treasury and trading business as a result of market conditions.

LLOYDS BANKING GROUP PLC

Operating expenses
During the first nine months of 2011, operating expenses decreased by 3 per cent to £7,909 million, mainly as a result of further integration-related savings and lower levels of operating lease depreciation in Wholesale, partially offset by increased employers’ National Insurance contributions, inflation and other costs.

Under legislation, the Group will only become liable to pay the Bank Levy at 31 December 2011 and, as a result, has not accrued for this cost in the first nine months of 2011.

The Group has now substantially completed its integration programme with annual run-rate savings totalling £1,930 million achieved as at 30 September 2011.  A major part of the integration from an IT perspective was the migration of Halifax and Bank of Scotland customer accounts and data to the scaled Lloyds TSB platforms and this was successfully completed in the third quarter.  This was a significant exercise involving the migration of approximately 30 million customer accounts and these platforms will now provide the foundation for the Group’s transformation plans.

On 1 March 2011, the Group announced that, in order to meet its obligations under EU state aid commitments and to ensure that it retains maximum flexibility, it would accelerate the start of the retail business disposal as required by the EU (Project Verde).  Costs attributable to Project Verde in the first nine months of 2011 were £90 million and are excluded from combined businesses results.

LLOYDS BANKING GROUP PLC

Impairment
The Group has continued to see reductions in the impairment charge in 2011.  The impairment charge of £7,378 million in the first nine months of 2011 was 22 per cent lower than the £9,426 million charge in the first nine months of 2010, with higher charges in Ireland more than offset by improvements elsewhere in the Group, particularly the substantial fall in the Wholesale division’s impairment charge.

Impaired loans decreased by 3 per cent compared to December 2010 to £62.5 billion, representing 10.3 per cent of closing advances, driven by a decrease in Retail and Wholesale, partially offset by an increase in impaired loans in Ireland.  The Group’s coverage ratio reduced by 0.1 per cent to 45.8 per cent.

	Nine months ended 30 Sept 2011	Nine months ended 30 Sept 2010
	£m	£m

Retail
Secured	416	108
Unsecured	1,179	1,870
	1,595	1,978
Wholesale	2,243	3,738
Commercial	206	277
Wealth and International
Ireland	2,476	2,171
Other	858	1,262
	3,334	3,433
Impairment charge	7,378	9,426

Retail’s impairment charge has reduced by 19 per cent, with reductions in the unsecured portfolio more than offsetting increases in the secured book.  Credit performance remained strong with fewer assets entering arrears compared to the same period in 2010, in both the secured and unsecured portfolios.  As a percentage of average loans and advances to customers, the impairment charge decreased to 0.59 per cent, from 0.71 per cent in the same period in 2010.

During the first nine months of 2011, the secured impairment charge was £416 million, an increase on 2010, but in line with expectations.  The relatively low impairment charge of £108 million in the first nine months of 2010 was driven by a more favourable outlook for house prices against a background of stable arrears.  The proportion of the mortgage portfolio with an indexed loan-to-value of greater than 100 per cent has decreased since 30 June 2011 and now stands at 11.4 per cent.  The value of the portfolio with an indexed loan-to-value of greater than 100 per cent and more than three months in arrears has been stable at £3.1 billion.  Impairment provisions as a percentage of impaired loans increased from 22.6 per cent at 30 September 2010 to 25.6 per cent at 30 September 2011.

The unsecured impairment charge for the first nine months of 2011 was £1,179 million, a decrease of 37 per cent, compared to the same period in 2010.  This reflected continued improving business quality and portfolio trends resulting from the Group’s risk appetite, with a focus on lending to existing customers.  Unsecured impaired loans decreased to £2.5 billion from £3.4 billion at 30 September 2010 as a result of tighter credit policy across the lifecycle, including controls on customer affordability.  Impairment provisions as a percentage of impaired loans decreased to 46.1 per cent at 30 September 2011 from 52.8 per cent at 30 September 2010, as a result of improved asset quality.

LLOYDS BANKING GROUP PLC

Impairment (continued)

The Wholesale impairment charge reduced materially from £3,738 million in the first nine months of 2010 to £2,243 million in the first nine months of 2011.  The impairment charge as a percentage of average loans and advances to customers improved significantly to 1.97 per cent in the first nine months of 2011 compared to 2.81 per cent in the same period in 2010.  The decrease in the charge is primarily driven by lower impairment from the corporate real estate and real estate-related asset portfolios but also reflects continued risk management and the continued low interest rate environment offset by subdued UK economic conditions.  The impairment charge in the third quarter at £686 million was below expectations and given the lumpy nature of corporate impairment, the subdued UK economic environment and challenging global conditions, the Group remains cautious on future trends.

In Commercial, the impairment charge decreased by £71 million, or 26 per cent, to £206 million in the first nine months of 2011 reflecting the benefits of the low interest rate environment, which has helped maintain defaults at a lower level, and the continued application of the Group’s credit risk appetite approach.  Portfolio metrics including delinquencies and assets under close monitoring, whilst improving through supportive management actions, remain above benign environment levels. The impairment charge as a percentage of average loans and advances to customers improved to 0.97 per cent in the first nine months of 2011 compared to 1.19 per cent in the same period in 2010.

In Wealth and International, impairment charges totalled £3,334 million, a decrease of 3 per cent from £3,433 million in the first nine months of 2010.  The modest reduction predominantly reflects lower impairment charges in the Group’s Australasian business as impaired loans have stabilised, offset by higher charges in the Irish portfolio.  In Ireland, in the first nine months of this year, the level of impaired loans increased by a further £2.9 billion, resulting in 67 per cent of the total Irish portfolio now being classified as impaired.  Provisions as a percentage of impaired Irish loans were 58.1 per cent at the end of September 2011 (31 December 2010: 53.7 per cent).  Impairment coverage has increased in Ireland, primarily reflecting further falls in the commercial real estate market during 2011, and further vulnerability exists.  In Australasia, the Group’s portfolio still retains significant geographical and sector concentrations which are being closely monitored.

LLOYDS BANKING GROUP PLC

NOTES TO THE COMBINED BUSINESSES BASIS RESULTS

Non-GAAP measures
Management uses the combined businesses results, a non-GAAP measure, as a measure of performance, and believes that it provides important information for investors, because it is a comparable representation of the Group’s performance.  Profit before tax is the comparable GAAP measure to profit before tax on a combined businesses basis; a reconciliation of the Group’s statutory (IFRS) income statement to its combined businesses income statement is shown below.  Readers should be aware that the combined businesses basis excludes certain items, as indicated in the tables below, reflected in the Group’s statutory (IFRS) results.

Set out below is a reconciliation from the Group’s statutory (IFRS) results to the combined businesses basis.

		Removal of:
Nine months to 30 September 2011	Lloyds Banking Group statutory	Acquisition related items1	Provision in relation to German insurance business litigation	Volatility arising in insurance businesses	Insurance gross up	Fair value unwind	Combined businesses
	£m	£m	£m	£m	£m	£m	£m

Net interest income	9,933	–	–	(14)	(968)	576	9,527
Other income	4,334	–	–	751	1,959	(1,033)	6,011
Total income	14,267	–	–	737	991	(457)	15,538
Insurance claims	843	–	–	–	(1,128)	–	(285)
Total income, net of insurance claims	15,110	–	–	737	(137)	(457)	15,253
Operating expenses	(9,772)	1,494	175	–	137	57	(7,909)
Trading surplus (deficit)	5,338	1,494	175	737	–	(400)	7,344
Impairment	(6,017)	–	–	–	–	(1,361)	(7,378)
Share of results of joint ventures and associates	21	–	–	–	–	(4)	17
Fair value unwind		–	–	–	–	1,765	1,765
(Loss) profit before tax	(658)	1,494	175	737	–	–	1,748

1	Comprises integration, simplification and EU mandated retail business disposal costs (£1,066 million) and the amortisation of purchased intangibles (£428 million).

LLOYDS BANKING GROUP PLC

Non-GAAP measures (continued)

		Removal of:
Nine months to 30 September 2010	Lloyds Banking Group statutory	Acquisition related items, including pension curtailment gain1	Volatility arising in insurance businesses	Insurance gross up	Fair value unwind	Combined businesses
	£m	£m	£m	£m	£m	£m

Net interest income	9,396	–	(15)	391	453	10,225
Other income	21,151	–	(95)	(11,795)	(1,102)	8,159
Total income	30,547	–	(110)	(11,404)	649	18,384
Insurance claims	(11,616)	–	–	11,237	2	(377)
Total income, net of insurance claims	18,931	–	(110)	(167)	(647)	18,007
Operating expenses	(9,131)	631	–	167	42	(8,291)
Trading surplus (deficit)	9,800	631	(110)	–	(605)	9,716
Impairment	(7,734)	–	–	–	(1,692)	(9,426)
Share of results of joint ventures and associates	(99)	–	–	–	(4)	(103)
Fair value unwind		–	–	–	2,301	2,301
Profit (loss) before tax	1,967	631	(110)	–	–	2,488

1	Comprises the pension curtailment gain (£1,019 million), integration costs (£1,172 million) and the amortisation of purchased intangibles (£478 million).

Integration, simplification and EU mandated retail business disposal costs
Integration and simplification costs of £976 million were incurred in the first nine months of 2011.  These costs relate to severance, IT and business costs of implementation.  In addition, there were costs of £90 million attributable to the EU mandated retail business disposal.

Volatility arising in insurance businesses
A large proportion of the funds held by the Group’s insurance businesses are invested in assets which are expected to be held on a long-term basis and which are inherently subject to short-term investment market fluctuations.  Whilst it is expected that these investments will provide enhanced returns compared with less volatile assets over the longer term, the short-term effect of investment market volatility can be significant.  The negative insurance and policyholder interests volatility of £737 million in the first nine months of 2011 reflects less optimistic economic forecasts combined with lower equity and cash returns compared to long-term expectations.

LLOYDS BANKING GROUP PLC

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LLOYDS BANKING GROUP plc

By:	/s/ T Tookey
Name:	Tim J.W. Tookey
Title:	Group Finance Director

Dated:	21 November 2011